UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 13, 2021

SILVER CREST ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39890	98-1559547
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

Suite 3501, 35/F, Jardine House
1 Connaught Place, Central
Hong Kong
(Address of principal executive offices)	(Zip Code)

+852 2165-9000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	SLCRU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	SLCR	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SLCRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

Attached as Exhibit 99.1 is a press release, dated December 13, 2021, made by TH International Limited, a Cayman Islands exempted company (“THIL”), announcing a pre-merger financing round. Silver Crest Acquisition Corporation (“Silver Crest”) and THIL agree that such financing constitutes “Permitted Equity Financing” for the purposes of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 13, 2021, by and among Silver Crest, THIL, and Miami Swan Ltd, a Cayman Islands exempted company and wholly owned subsidiary of THIL (“Merger Sub”), as described in the Current Report on Form 8-K filed by Silver Crest with the Securities and Exchange Commission (the “SEC”) on August 16, 2021, as amended, and attached thereto as Exhibit 2.1.

This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 8.01, including Exhibit 99.1.

Additional Information and Where to Find It

This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed business combination between Silver Crest, THIL, and Merger Sub. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, THIL has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”), as amended, which includes a preliminary proxy statement/prospectus with respect to the business combination. The definitive proxy statement/prospectus and other relevant documentation will be mailed to Silver Crest’s shareholders as of a record date to be established for purposes of voting on the business combination. Silver Crest’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about THIL, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, THIL and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs IPO prospectus dated January 13, 2021 filed with the SEC on January 15, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of THIL or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release, dated December 13, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 13, 2021	SILVER CREST ACQUISITION CORPORATION

	By:	/s/ Ho Cheung
Name: Ho Cheung
Title: Chief Executive Officer

Exhibit 99.1

Tims China Announces Pre-merger Financing and PIPE Commitments

$50 million capital injection supports THIL’s continued robust growth;

Initial PIPE commitments support merger with Silver Crest

Shanghai – December 13, 2021 – TH International Limited (“THIL” or “Tims China”) announced today a significant pre-merger financing round by a leading global asset manager (the “Investor”). In addition, Tims China announced its receipt of several initial commitments to a larger private investment in public equities (“PIPE”) financing to be closed concurrently with THIL’s merger with Silver Crest Acquisition Corporation (“Silver Crest”).

The Investor’s financing package comprises both an immediate $50 million capital injection in the form of a note, convertible into shares of THIL at a 15% premium to the merger price for Tims China agreed in its business combination agreement with Silver Crest, and a further commitment to the PIPE.

Concurrently, Tims China announced commitments to the PIPE from several current investors, including affiliates of Sequoia Capital China and Eastern Bell Capital, which are subject to customary terms and final documentation.

Tims China holds the exclusive master franchise rights for Tim Hortons coffee shops in China. Formed in 2019 by private equity firm Cartesian Capital Group (“Cartesian”), Tims China brings an iconic coffee and bakeshop brand to one of the fastest-growing coffee markets in the world. At present, Tims China operates over 340 shops.

Peter Yu, Chairman of Tims China and Managing Partner of Cartesian, said, “It is a privilege to welcome a new investor as our partner in Tims China. Their deep engagement, understanding of the coffee opportunity in China, and extensive diligence resonate with our own data-driven philosophy. They are well-suited to support our growth toward our 5-year goal of delighting our guests at 2,700+ profitable cafés and beyond. We also welcome their notable commitment to our PIPE transaction, together with that of our current valued partners, including affiliates of Sequoia Capital China and Eastern Bell.”

Overview of the Transactions Contemplated by the Merger Agreement

THIL and Silver Crest Acquisition Corporation (“Silver Crest”), a publicly traded special purpose acquisition company, have signed a definitive agreement related to a proposed business combination that would result in THIL becoming a public company. As a result of the business combination, THIL will continue as the parent/public company and will retain the name “TH International Limited”. THIL intends to apply for listing of its ordinary shares on the NASDAQ Stock Market under the proposed symbol “THCH” to be effective at the consummation of the business combination.

Important Information and Where to Find It

This press release does not contain all the information that should be considered concerning the proposed business combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, THIL has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus with respect to the business combination. The definitive proxy statement/prospectus and other relevant documentation will be mailed to Silver Crest shareholders as of a record date to be established for purposes of voting on the business combination. Silver Crest shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about THIL, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, THIL and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs IPO prospectus dated January 13, 2021, filed with the SEC on January 15, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of THIL or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain information in this press release is forward-looking and relates to THIL and its anticipated business strategy, events and courses of action. Words or phrases such as “anticipate”, “objective”, “may”, “will”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or similar expressions suggest future outcomes. Without limiting the generality of the foregoing, the forward-looking statements in this press release include THIL’s future market position and the growth of China’s coffee market.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking information will not occur, which may cause THILʼs actual performance and financial results in future periods to differ materially from any estimates of future performance, illustrations of performance results or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; the outcome of any legal proceedings that may be instituted against THIL, Silver Crest or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Silver Crest, to have sufficient cash available to complete the business combination or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of THIL as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination; and the other risks and uncertainties set forth in Silver Crestʼs periodic reports filed with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Silver Crestʼs annual report on Form 10-K for the year ended December 31,2020 as updated by Silver Crestʼs quarterly report on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, as amended. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on forward-looking statements.

About TH International Limited

TH International Limited is the parent company of the exclusive master franchise of Tim Hortons coffee shops for Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR) in China, including Hong Kong and Macau. TH International Limited was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International.

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand’s philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

About Cartesian Capital Group, LLC

Cartesian Capital Group, LLC is a leading global private equity firm with a demonstrated ability to grow companies internationally. With funds comprising more than $3 billion in capital commitments, Cartesian's team has helped to build 60 companies operating across 40 different countries. For more information, please see www.cartesiangroup.com.

Contacts

Investor Relations

Tims China Investor Relations:

IR@timschina.com

ICR, LLC

TimsChinaIR@icrinc.com

Public Relations

ICR, LLC

TimsChinaPR@icrinc.com